KELSO TECHNOLOGIES INC.

ANNUAL REPORT

For the Year Ended

December 31, 2014

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

YEAR ENDED

DECEMBER 31, 2014

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 2 of 24

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis (“MD&A”) of the operations and financial condition of Kelso Technologies Inc. (the “Company” or “Kelso”) provides an overview of significant developments that have affected the Company’s performance during the year ended December 31, 2014. It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the year ended December 31, 2014.

The audited consolidated financial statements for the year ended December 31, 2014 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following MD&A and the Company’s audited consolidated financial statements were approved by the Audit Committee and the Board of Directors on March 23, 2015.

All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes, amortization, deferred income tax recovery and non cash share based payments (Black-Scholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation that reflect the Company’s current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company’s control including slow sales cycles, the existence of present and possible government regulation and competition.

In general terms the Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual results to be materially different include that product development may face unexpected delays; orders that are placed may be cancelled; anticipated customer order shipments may be rescheduled to future periods; product may not perform as well as expected; markets for various products may not develop as quickly as anticipated or at all; and operations may run into permit, labor or other problems.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 3 of 24

Other factors include the uncertainty that profitable revenue levels can be achieved and sustained, general market circumstances could become unfavorable and there could be a need to continue to access additional development capital from internal or external sources to continue financially healthy business development operations.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 19). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information about the Company and its business activities is available on the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

DATE OF REPORT

March 23, 2015

SUMMARY OF THE YEAR ENDED DECEMBER 31, 2014

  Reported net income (IFRS) for the year ended December 31, 2014 rose 64% to $4,025,781 ($0.09 per share) compared to reported net income of $2,456,636 ($0.06 per share) for the year ended December 31, 2013.

  Revenue for the year ended December 31, 2014 rose 81% to $23,816,809 compared to $13,131,387 for the year ended December 31, 2013.

  EBITDA for the year ended December 31, 2014 rose 159% to $6,453,906 (27% of revenues) compared to EBITDA of $2,496,632 (19% of revenues) for the year ended December 31, 2013.

  Reported net income of $4,025,781 included items not involving cash for amortization of $161,408; income tax expense in the amount of $1,849,316; and share based expenses of $417,401.

  The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014.

  Additional expenditures outside of normal business operations were incurred for legal and accounting issues regarding the Toronto Stock Exchange (“TSX”) and NYSE Markets Exchange listing in the amount of $159,070 and a TSX listing fee of $200,000CDN during the year ended December 31, 2014.

  The Company has taxable income and recorded an income tax expense of $1,849,316 for the year ended December 31, 2014.

  The Canadian dollar has recently diminished in value against the US dollar resulting in an unrealized foreign exchange loss of $389,801 for the year ended December 31, 2014.

  Cash on deposit at December 31, 2014 was $9,895,463.

  Working capital at December 31, 2014 rose 73% to $12,868,325 compared to $7,447,170 at December 31, 2013.

  Company remains free of interest-bearing long-term debt commitments.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 4 of 24

  Net assets grew 89% to $16,598,926 at December 31, 2014 up from $8,797,241 at December 31, 2013.

  The Company paid its first dividend during the year ended December 31, 2014 in the amount of $0.01 per share and totaled $436,450.

  Business growth, product and market development progress, pre-sales strategic and production infrastructure costs and financial results for the year ended December 31, 2014 are in line with management’s budgets and expectations.

CORPORATE OVERVIEW

Kelso is a railway equipment supplier that produces and sells proprietary tank car service equipment used for the safe loading, unloading and containment of hazardous materials (HAZMAT) during transport. Products are precision engineered and technologically advanced to provide economic operational advantages while reducing the potential effects of human error, environmental harm and regulatory discipline during the transport of HAZMAT via rail.

The Company’s common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE Markets Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014.

The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc and Kelso Innovative Solutions Inc.

In 1998, in response to growing environmental and safety concerns regarding the transport of HAZMAT, Kelso identified a worthy product development opportunity to pursue. The Company began engineering and testing a new design concept for a unique externally mounted constant force spring pressure relief valve (EPRV) for pressure management of HAZMAT being shipped via railroad.

While this EPRV design was recognized as a major innovation the Company faced many barriers to the advancement of its EPRV ambitions. These barriers included the lack of qualified railroad partners; inadequate financial capital; inability to meet minimum railroad vendor status; no production infrastructure; the inability to secure adequate product liability insurance; and achieving regulatory compliance all of which are required by the railroad industry.

Despite the challenges and with much perseverance the Company did eventually complete industry testing of its EPRV designs with the assistance of some more adventurous hazardous material stakeholders. The EPRV design was successfully patented and subsequently approved for use in the United States and Canadian railroad industry.

Unfortunately management had severely underestimated its limitations. The barriers it faced for market penetration included the need for considerable capital resources, management expertise and production infrastructure. Eventually Kelso’s business prospects stalled due to its poor financial health; lack of development capital and minimal sales results. Kelso found itself financially insolvent and looking for a new direction in early 2010.

The Company recruited and appointed a new executive management team in April 2010 at which time a new commercial business plan was established. In accordance with this strategic plan, new management consolidated the Company’s share capital on the basis of one new Common Share for seven old Common Shares; accessed new equity development capital; recruited railroad expertise; established a new production infrastructure whereby the Company believes it has a strong supply chain which provides parts to produce our products in amounts necessary to satisfy customer purchase orders and fluctuating demand; secured required regulatory approvals; secured product liability insurance; and implemented educational marketing initiatives.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 5 of 24

Management has successfully implemented its initial business plans and established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. In accordance with the established business development goals revenues have grown steadily over the last five audited year end periods as follows: $23,816,809 for the year ended December 31, 2014; $13,131,387 for the year ended December 31, 2013; $2,830,778 for the four month year ended December 31, 2012 and $2,233,807 for the year ended August 31, 2012.

The Company improved financial performance from recurring losses to profitability over the last five year end periods. The Company’s net financial performance over the last five year end periods were as follows; net income of $4,025,781 for the year ended December 31, 2014; net income of $2,456,636 for the year ended December 31, 2013; net income of $10,988 for the four month year ended December 31, 2012 and a net loss of $1,276,827 for the year ended August 31, 2012.

Currently the Company offers approximately 40 commercial products. These products include a series of 36 types of EPRV for pressure management; a revolutionary new one-bolt manway product trademarked the “Kelso Klincher™” (“KKM”); and an eduction tube system (ETS) that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport.

In addition to current product offerings, our product development group, Kelso Innovative Solutions Inc (KIS) is incorporating railroad industry feedback into new product development decisions. Our engineers have been working on patent pending new products that include a high pressure EPRV, dual rating EPRV and a bottom outlet valve which will be added to the Company’s catalogue when qualified. All product developments are expected to contribute substantially to the future financial growth of the Company.

The direction of the Company is being further influenced by the fallout of recent derailments of trains carrying hazardous materials that have raised government concerns and action plans over railroad safety. These concerns include the quality and effectiveness of service equipment used for containment of hazmat during rail operations. Regulatory bodies are now finalizing design criteria for safety enhancements for new tank cars and retrofits on to existing railroad tank cars carrying flammable liquids such as crude oil and ethanol. Two areas of regulatory concern that Kelso has already developed patented products for include a dual rating pressure relief valve that is designed to protect the tank against over-pressurization in an accidental environment involving fire and a bottom outlet valve that ensures full containment of hazardous materials in the event of a train derailment.

Once Kelso can act on the certainty of the final industry regulations and engineering specifications we will co-ordinate the necessary design modifications to our products and increase production rates to service all OEM, retrofit and repair customers’ needs. These products will probably be regulated when they can be produced by a reliable supplier in amounts required for commercial use. This is the focus of our business development plans.

The Company continues to grow its revenues and develop new technology solutions for the railroad industry which has historically been slow to develop or adopt new technologies. Most rail tank car OEMs must deal with restrictive financial budgets coupled with the challenges of strict regulatory testing requirements that are time consuming, risky and contrary to their profit goals. Therefore many technology designs have not changed in decades even though environmental sensitivities, human safety issues and regulatory engineering problems continue to challenge the railroad industry. This provides Kelso with its ongoing opportunities to use its engineering creativity to provide unique technology services to the railroad industry and grow a successful multi-million business.

NEW REGULATIONS

In July 2014 Transport Canada put forth new requirements for DOT 111 tank cars in service in Canada.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 6 of 24

The U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) has put forth a new proposal for construction of rail tank cars used in the transport of dangerous goods. The proposal establishes a minimum threshold for rail cars transporting dangerous goods, including petroleum crude oil and ethanol in North America. It covers High Hazard Flammable Trains (HHFT) defined as trains with more than 20 tank cars carrying Packing Group I or II commodities.

This regulatory proposal (HM251) presents the proposed engineering requirements and deadlines for a new class of tank cars that would be used for the transport of flammable liquids including petroleum crude oil and ethanol by rail. There are three tank car construction options under final consideration:

1.

PHMSA/FRA Tank Car (DOT117) to include full head shields, TIH top fittings protection, 9/16” shell, thermal protection, 11-gauge jacket, reclosing pressure relief valve, bottom outlet valve handle removed and ECP brakes.

2.

AAR 2014 Tank Car to include full head shields, standard top fittings protection, 9/16” shell, thermal protection, 11-gauge jacket, reclosing pressure relief valve and bottom outlet valve handle removed.

3.

CPC1232 Tank Car to include full head shields, TIH top fittings protection, 7/16” (jacketed car) or ½” shell, thermal protection, 11-gauge jacket, high-flow reclosing pressure relief valve and bottom outlet valve handle removed.

New tank cars built after October 1, 2015 will have to be built to the new final standard.

Existing tank cars will have to be retrofitted to meet the new standard (except for the top fittings protection) under the following time guidelines:

1.	Legacy DOT 111 tank cars are not authorized for Packing Group I after October 1, 2017.

2.	Legacy DOT 111 tank cars are not authorized for Packing Group II after October 1, 2018.

3.	Legacy DOT 111 tank cars are not authorized for Packing Group III after October 1, 2020.

Relevant to Kelso in these proposals is that the tank car must be equipped with one or more reclosing pressure relief valves with a start-to-discharge pressure of equal to or greater than 517 kPa (75 psi). The total relieving capacity and start-to-discharge pressure must be optimized to insure the structural integrity of the tank in a 100 minutes pool fire and 30 minutes jet fire while minimizing the amount of dangerous good that is released by the pressure relief device and if the tank car is equipped with a bottom outlet valve, the valve must be of a type and be arranged in such a way that the valve remains closed during railway incidents, including derailments.

New retrofit regulations from PHMSA are currently scheduled to be in effect by May 12, 2015.

BUSINESS MODEL

The business model of the Company is focused on the industrial design and engineering development of a new generation of qualified railroad equipment based on our patents, proprietary rights and specific adoption criteria established by our clientele. The resulting commercial products are to be marketed, produced and distributed to our OEM, repair and retrofit customers in the railroad industry.

Our primary goal is to build large profitable revenue streams from these products. Although there is no guarantee that the Company will be successful in achieving these revenue streams should they occur management plans to reinvest positive cash flows from operations into the expansion of our business capabilities to grow earnings to levels that will maintain financial health without further external funding.

Our overall focus is the growth of earnings, dividends and corporate value on behalf of Kelso’s shareholders.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 7 of 24

The relevance of Kelso’s products is opportune as the Company believes the railroad industry is entering a boom period due to the rapid growth of crude oil shipments in North America. This has increased the demand for rail tank cars in crude oil service. The Company believes that the railroad industry has not meaningfully re-engineered load/unload and containment systems for hazardous materials in over 70 years. The Company also believes that the social liabilities, environmental sensitivities and worker safety issues have increased government pressure and spurred new regulations in both Canada and the United States. This may prompt the transportation industry to adopt new technologies at a much quicker pace which would provide Kelso with a solid foundation on which to grow a sustainable, profitable business.

Management believes the key features of our business model include:

  Experienced executive management including the directors and officers of the Company.
  Focused strategic plans that are achievable and sustainable on low capital investment.
  Railroad and regulatory alliances and influence.
  Strong working capital position.
  Reputable public company governance.
  Access to development capital (if required).
  Solid reputation as a reliable supplier of high-quality railroad equipment.
  Innovative products with a proven exceptional service record.
  Solution based engineering capability addressing customers’ specific criteria.
  Creation of a “new generation” of service equipment for tank cars through in-house product development.
  Acquisition of new or established products that can grow new markets under our management.
  Marketing initiatives that promote awareness of our products being “best available technology”.
  Reliable order base from customers to fuel predictable profitable business growth.
  Production infrastructure and capacity that can supply overall demand.

Although still a small enterprise, Kelso believes that it is at the forefront of technology development for the railroad industry because it has successfully developed products using new technologies which are designed to address current industry and customer demand and replace products that are based on technology developed in some cases 80 years ago. Kelso’s business model is focused on becoming a leader in the design and supply of new technologies aimed at worker safety; and the safe handling and containment of hazardous materials in transportation systems while providing economic advantages to users.

QUALIFIED COMMERCIAL PRODUCTS

The Company currently offers approximately 40 commercial products. The key products include 36 types of EPRV for pressure management applications; the KKM manway securement system and ETS products that address the technical requirements of load/unload operations and the containment of hazardous commodities during transport. Products are designed for use on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for EPRV and KKM. In addition to current product offerings, Kelso is working on new products to add to the commercial product catalogue by incorporating customer feedback into product development decisions.

External Constant Force Spring Pressure Relief Valves (“EPRV”)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and non-hazardous commodities. The Company currently offers 36 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 8 of 24

  High “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.
  The only high flow valve in market that is totally external which limits exposure to chemicals or other corrosive commodities transported in the tank car.
  Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.
  Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.
  Increased valve reliability due to little or no contact with HAZMAT.
  Uses flat gasket seal; more tolerant to contamination.
  Low profile provides for better roll over safety.
  External design allows complete inspection during loading.

“Kelso Klincher®” Manway (“KKM”)

The Company holds the patent rights for a new one-bolt manway technology trademarked as the “Kelso Klincher®”. The Tank Car Committee (TCC) of the Association of American Railroads (AAR) has cleared the KKM for unrestricted commercial use ending the required Field Service Trial (FST) requirements for the KKM. The TCC encourages innovation and the development of new designs of service equipment that improve tank car safety and reduce the risks of non-accidental releases of hazardous materials. The TCC has favorably recognized the performance of the KKM during the FST and want to see it in service on a broader scale. The TCC will advise all interested parties including shippers, owners and OEMs of rail tank cars that they are able to install as many KKM units as they wish to specify with no restrictions on use.

The Company believes that the KKM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the KKM are compelling. They include:

  One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.
  Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.
  Eliminates relaxation of gaskets under eye-bolt location.
  Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per eye bolt.
  Standard AAR-approved gasket retention method with currently used hard and soft gaskets.
  ACME Thread on T-Bolt virtually eliminates loosening due to vibration.
  Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.
  Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the KKM.
  Uniform load on the gasket prolongs service life as evidenced in field service trial.
  Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.
  Ease of operation with lightweight hinged lid.
  No eye-bolts to kick at tank car inspection.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 9 of 24

Kelso Tiger Tube™ - Eduction Technology (“ETS”)

Our Kelso Tiger Tube™ ETS is a long-hose device used in the loading and unloading of highly corrosive chemicals from rail and road tank cars. It is constructed of specialty materials and has been specifically designed for the rigors of acid handling and transport.

PRODUCTION

Kelso currently operates three production facilities totaling 92,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications including holding a Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.

Location to supply chains and customers is a critical factor in our production strategy in order to reduce distribution costs of inbound components and shipping costs associated with outgoing finished products. Bonham, Texas is within approximately 250 miles of the Company’s main customers. Kelso controls engineering drawing/specifications, assembly, testing, certification and shipping processes for its products. Production output can be scaled upwards when required with minimal capital investment.

Our policy is that all parts and workforce must be sourced in the United States or Canada when possible. The Company utilizes assembly production techniques to produce finished products. Cast and fabricated components of our products are being sourced from expert certified suppliers as AAR regulations require the Company’s principle suppliers to be certified by the Company as meeting AAR requirements through site visits and operational audits. One of the audit requirements of the AAR is that the suppliers must utilize modern equipment and their employees must have proper training certifications including certifications for welding. The Company believes that this production model minimizes expensive capital layouts for manufacturing equipment and certified human resource expertise which in turn reduces our overall financial risks due to fabrication and casting errors.

Cost control and minimization is paramount to the Company’s production strategy as is the plant location relative to customers to reduce distribution costs. The Company has engaged suppliers and individuals with extensive production expertise with the overall goal of attaining economic, effective and efficient assembly operations. The Company requires that individuals and suppliers performing critical operations for component parts must have demonstrated a five year minimum experience with similar production procedures.

In June 2014 the Company completed its new 44,000 square foot facility at a cost of approximately $2.7 million in Bonham, Texas. Based on customer inputs and demand for products the new facility is custom designed to produce high volumes of our EPRV, KKM, bottom outlet valves and several new products that are being developed.

SALES AND MARKETING

Kelso’s marketing objective is to build sales volume and increase market share for our current and future products. This involves building long-term relationships with all stakeholders in the railroad industry. The foundation of our business is the trust and confidence that stakeholders have in our ability to service their needs.

Our products are designed to provide reliable pressure management and containment of all commodities being shipped by rail tank car and are AAR (Association of American Railroads) approved. These commodities range from non-hazardous to the more dangerous and challenging hazardous materials. In general hazardous materials are ones that present serious risks to health or the environment. They may be explosive, gaseous, flammable, toxic, radioactive, corrosive, combustive or leachable. There are hundreds of different hazardous materials being produced and shipped all over North America including crude oil, ethanol, sulfur and acids.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 10 of 24

The Company’s experienced marketing and sales professionals work directly with a wide range of customers who produce or retrofit tank cars or use railroad tank cars to transport hazardous and non-hazardous commodities as part of their business operations. We provide orientation services to these customers regarding our technologically advanced products and demonstrate the economic and operational advantages including minimizing the potential negative effects of human error, environmental harm and regulatory discipline for violations. Our sales objective is to have the customer specify our equipment on future orders for new tank cars to be produced or tank cars that are destined for retrofit or repair.

Kelso’s products are not sold directly to the customer purchasing the tank cars as our products are installed on the finished tank car during their production. Once specifications are made by our customers their orders go to the rail tank car manufacturers (“OEMs”) that produce new tank cars or railroad retrofit and repair businesses. These businesses order the customers specified equipment from Kelso to be installed during their production operations.

There are five major OEM customers in North America that purchase Kelso service equipment products on behalf of customers who ship non-hazardous and hazardous materials. They include Trinity Industries, American Railcar Industries, Union Tank Car, National Steel Car and Greenbrier. Although we communicate directly with many companies regarding their needs over 90% of our revenues are expected to be generated from the OEM segment of the railroad market at this time.

In addition management has also established strategic advisory relationships with the Federal Railroad Administration of the United States (FRA) and Transport Canada (TC) both of which have requested that the Company participate in and present at FRA and TC training seminars throughout North America.

Management is also a member of the AAR and has established key strategic relationships and memberships in other influential members of the railroad community including the Rail Supply Institute (RSI) and the Chlorine Institute. The Company is well connected with the Safety and HAZMAT sections of the Class 1 railroads, such as BNSF Railway, CSX, Union Pacific Railroad, Canadian National Railway and Canadian Pacific Railway.

The Company has also implemented educational marketing initiatives whereby the Company sends representatives and speakers to industry seminars and trade shows and to customer sponsored training seminars specific to customer locations.

The Company has recently formed a strategic business and engineering alliance with SafeRack Loading Rack Technologies (“SafeRack”). The goal is to incorporate Kelso’s one-bolt Kelso Klincher® Manway (“KKM”) technology as an integral part of a new generation of high-capacity crude oil loading terminal systems designed and provided by SafeRack. SafeRack is the leading expert in crude oil and liquid natural gas loading terminal engineering, procurement and construction services for the railroad and trucking industry.

Under the arrangement Kelso and SafeRack have successfully developed and tested a fully functional loading arm adaptor that fits both the KKM and older hinged 6 and 8 eye-bolt manways currently in service on tank cars in North America. The adaptor attaches permanently to the existing loading arm apparatus and connects the loading arm to any existing manway in service today. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce hence addressing the concerns of additional capital expenditures required to convert loading terminals that top load HAZMAT.

Revenue Targets

Business opportunities for Kelso remain strong despite recent downturns in the crude oil industry. Demand for new tank cars from other sectors such as the chemical and fertilizer industries continues to keep our prospects for OEM growth in 2015 and 2016 very high. This coupled with the requirements of the incoming PHMSA retrofit regulations for railroad tank cars expected to be in force on May 12, 2015 should keep demand for railroad equipment heavy for the next 10 years. Kelso expects to advance its business objectives and benefit financially from these regulation changes.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 11 of 24

In previous disclosures the Company established its 2013 sales target at $12,000,000 and achieved sales of $13,131,387 (109.4%) . The sales target for 2014 was set at $24,000,000 and sales reached $23,816,809 (99.2%) .

Looking forward to 2015 we have positioned the Company to capitalize on all potential demand for rail tank car equipment anticipated to occur over the next ten years. As previously disclosed our sales target for fiscal 2015 remains at $36,000,000 until management can assess the financial impact and timing of the final PHMSA regulations on our business model. There are many risks (Risks and Uncertainties Page 19) associated in predicting future sales targets and there can be no guarantee that the Company will be able to reach any of its established targets.

Kelso has established a successful four year history of business development with consistent earnings growth over the past two years. Investors are advised to read all Company disclosures thoroughly and carefully to fully assess the Company’s business progress, opportunities and potential.

PRODUCT DEVELOPMENT AND PATENTS

A key cornerstone of Kelso’s ability to sustain business growth lies in our ability to create new commercial products. Our research, development and engineering initiatives are conducted through our wholly owned subsidiary Kelso Innovative Solutions Inc (KIS).

KIS is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of HAZMAT via rail and road. KIS works closely with HAZMAT stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria.

Many of these new products have significant industrial market prospects. Although all our products in development are expected to be successfully qualified, introduced and adopted commercially over the upcoming years there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially.

The Company’s pressure relief valve for high-pressure tank cars (JS330) designed to carry liquefied compressed gas is currently in testing and applications have been made to AAR for service trials. The Company’s BOV, JS330 EPRV, dual rating DPRV and vacuum relief valve (VRV) are currently in the prototype stage with AAR applications expected to be filed in mid 2014 and service trials to begin shortly after approval of the applications.

Bottom Outlet Valve (“BOV”)

The Company has filed a patent application for a new bottom outlet valve (BOV) design for use on new rail tank cars and retrofits of existing rail tank cars. The new BOV involves detailed proprietary and engineering knowledge based on specific customer specifications and adoption criteria. Our new BOV design features several materials and mechanical engineering innovations that are intended to lead to a “best available technology” ranking for our new commercial BOV when it is released.

The BOV patent was filed on June 3, 2013 under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. We have done this for competitive reasons as keeping our invention out of the eyes of our competition until we launch the commercial product carries various market advantages for Kelso. Our competition will most likely become aware of our BOV as we go to service trial, however they will not have enough details on the design to allow them to try to circumvent our ideas. The final patent will probably take 2 years or more to be granted and carry a 17 year life starting from the date the patent is granted.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 12 of 24

Our BOV will enter Association of American Railroads (AAR) authorized service trials shortly after AAR review. The BOV is designed to be used on general purpose rail tank cars such as those used in the transport of crude oil. The service trial for non-hazardous materials is expected to last one year. Service trial for hazardous materials is expected to last for two years.

High Pressure JS330 EPRV

Our new high pressure JS330 external constant-force spring pressure relief valve (EPRV) for “Pressure Tank Cars” has been pressure and flow tested and confirmed by an independent, AAR-approved engineering test facility in Nunn, Colorado as required by the railroad industry. We anticipate that the service trial will commence in 2014 and be completed in two years.

Our JS330 is a derivative of our existing EPRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. A patent application is in process. Kelso has received an AAR application number for the valve.

The JS330 will be offered in 225PSI, 247PSI, 280PSI and 330PSI ratings. It is suitable for applications in both the new tank car and retrofit/repair markets. We anticipate that we can service an additional 1,500 to 2,500 tank cars annually.

Dual Rating Pressure Relief Valve (DPRV)

The Company has filed a patent application for a new DPRV design for use on new rail tank cars and retrofits of existing rail tank cars. Kelso has initiated a proactive design strategy based on these regulatory concerns and as a result we have created a new DPRV design that is based on mechanical engineering innovations that provide safety benefits in both accident and non-accident environments. In general terms in an accident involving fire the DPRV will significantly lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by AAR recommendations. This is a dramatic change to current technology capability. In addition, Kelso believes the DPRV will provide economic advantages to the impact of the expense of retrofits facing the railroad industry.

The patent has been filed under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. We have done this for competitive reasons as keeping our invention out of the eyes of our competition until we launch the commercial product carries various market advantages for Kelso. Our competition will most likely become aware of our DPRV when we submit our Application for Approval to the AAR, however they will not have enough details on the design to allow them to try to circumvent our ideas. The final patent will likely take 2 years or more to be granted and carry a 17 year life starting from the date the patent is granted.

Vacuum Relief Valve (VRV)

The design development of our new VRV has been driven by customer demand for a better performance VRV due to high failure rates of current products in use. The VRV is currently in the design and prototype stage.

Kelso will apply to the AAR for an application number and service trial approval once design parameters have been reviewed by the AAR. We anticipate that a field service trial will commence in 2015.

RESULTS OF OPERATIONS

The financial results for the three months and year ended December 31, 2014 are indicative of a railroad service equipment supply company that has successfully transitioned from a product development organization into an industrial business enterprise. Kelso sells and distributes its patented commercial products from a production infrastructure that can reliably supply railroad service equipment to a heavily regulated railroad industry.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 13 of 24

The growth in revenue, corresponding expenses and resulting earnings during the three months and year ended December 31, 2014 reflect Kelso’s continued success in the execution of its business plan. The steady growth of sales and distribution of its products to the OEM segment of the rail tank car industry began in April 2012 and have gained momentum ever since.

Financial results reflect the revenue and related operational costs of marketing, producing and distributing its EPRV line as well as strategic costs and investments associated with future business growth.

Our strategic plan requires Kelso to make considerable ongoing investments in the expansion of production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; expanded marketing initiatives; independent lab testing and outside specialized industrial engineering services; new patent applications; enhanced Tier 1 regulatory disclosure in Canada and the United States; more efficient accounting systems and controls; pre-sales production planning and tooling for our KKM and BOV and; the construction of our new 44,000 square foot production facility in Bonham, Texas that was finished in June 2014 that will handle the production of our current and future product lines. The majority of these costs are written off or capitalized in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

Fourth Quarter - Three months ended December 31, 2014

For the three months ended December 31, 2014, the Company reported net income of $762,321 ($0.02 per share) against revenue of $6,751,794 compared to net income including year end adjustments of $2,205,609 ($0.06 per share) against revenue of $4,901,356 for the three months ended December 31, 2013.

The Company met its gross profit margin objectives at 44% for the three months ended December 31, 2014 compared to 43% for the three months ended December 31, 2013. Financial results are in line with business development budgets established by management.

Factors in the reported income for the three months ended December 31, 2014 include expenses related to ongoing marketing initiatives in the amount of $167,244 (2013 - $121,122) and related travel costs of $105,199 (2013 - $35,245). These expenses are directly related to the promotion of revenue growth through increased marketing personnel, trade show activity and market coverage in Canada and the United States. These initiatives are fueling current business growth.

A key component of our future business growth is the research, design, testing and qualification of new products. During the three months ended December 31, 2014 our industrial product design and development costs were $168,225 (2013 - $84,008). This includes expenses related to design and continuing testing of our new DR5010, BOV and JS330 EPRV both of which form a significant opportunity for Kelso to grow its future revenues.

The growth of our business, human resources, marketing, sales and production operations for the three months ended December 31, 2014 reflects in office and administrative costs of $380,913 (2013 - $167,591), executive management fees of $322,438 (2013 - $379,013) which includes an accrual for management performance bonuses of $187,477 (2013 - $240,552) for the three months ended December 31, 2014; and consulting fees and investor relations of $108,840(2013 - $62,745).

Accounting, audit and legal fees are cost components in our corporate finance strategies and the administration functions of a publicly listed industrial company. Costs for these professional services were $28,911 for the three months ended December 31, 2014 (2013 – $64,664). The Company accrues its audit costs on a quarterly basis and legal costs are related to the preparation and filing of regulatory documentation (Annual Information Form) and Securities Exchange Commission documentation (20-F) during the period as well as application for a senior listing on the Toronto Stock Exchange and NYSE Markets Exchange. This accounts for the rise in audit and legal fees.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 14 of 24

The Company operates in both Canadian and United States dollars and reports in United States dollars. Due to the weakness in the Canadian dollar the Company has recorded an unrealized foreign exchange loss of $132,307 during the quarter.

The Company has moved into a financial performance position where it must pay income tax based on the anticipated financial performance in 2014. In accordance with IFRS we have recorded an income tax expense of $524,682 for the quarter ended December 31, 2014.

Year ended December 31, 2014

For the year ended December 31, 2014, the Company reported net income of $4,025,781 ($0.09 per share) against revenue of $23,816,809 compared to net income of $2,456.636 ($0.06 per share) against revenue of $13,131,387 for the year ended December 31, 2013.

Revenues and profitability have steadily increased as customers continued to buy larger numbers of higher priced specialized products. The Company has realized economies of scale from higher production volumes resulting in gross profit returns of 46% for the year ended December 31, 2014 compared to 40% for the year ended December 31, 2013. Improvements in the financial results are in line with business development budgets established by management.

EBITDA for the year ended December 31, 2014 was $6,453,906 (27% of revenues) compared to $2,496,632 (19% or revenues) for the year ended December 31, 2013.

In accordance with IFRS, reported income for the year ended December 31, 2014 includes items not involving cash. These non cash items include amortization of equipment and patents of $161,408; income tax expense in the amount of $1,849,316; and share based expenses of $417,401.

Factors in the reported income for the year ended December 31, 2014 include expenses related to ongoing marketing initiatives in the amount of $571,990 (2013 - $371,687) and related travel costs of $290,400 (2013 - $223,019). These expenses are directly related to the growth of revenue over the past year. These ongoing initiatives are fueling our rapid business growth.

A key component of our future business growth is the research, design, testing and qualification of new products. During the year ended December 31, 2014 our industrial product design and development costs rose to $440,600 (2013 - $253,308). This includes expenses related to design and continuing testing of our new DPRV, BOV and JS330 EPRV both of which form a significant opportunity for Kelso to grow its future revenues.

The growth of our business, human resources, marketing, sales and production operations for the year ended December 31, 2014 reflects in office and administrative costs of $1,097,092 (2013 - $635,412), executive management fees of $1,243,763 (2013 - $809,392) which includes an accrual for management performance bonuses of $694,767 for the year ended December 31, 2014; and consulting fees and investor relations of $409,271 (2013 - $339,552).

Accounting, audit and legal fees are cost components in our corporate finance strategies and the administration functions of a publicly listed industrial company. Costs for these professional services rose to $225,481 for the year ended December 31, 2014 (2013 – $167,929). The Company accrues its audit costs on a quarterly basis and legal costs are related to the preparation and filing of regulatory documentation (Annual Information Form) and Securities Exchange Commission documentation (20-F) during the period as well as listing on the Toronto Stock Exchange on May 22, 2014.

The Company’s functional currency is US dollars but Kelso holds various assets in Canadian dollars. The Canadian dollar has recently diminished in value against the US dollar therefore we have recorded an unrealized foreign exchange loss of $389,801 for the year ended December 31, 2014.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 15 of 24

The Company now generates taxable income. For the year ended December 31, 2014 in accordance with IFRS we have recorded an income tax expense of $1,849,316. Tax payable to government agencies is in the amount of $1,017,145 after adjustments for deferred income tax in the amount of $832,171.

Although business and profitability have improved significantly during the year ended December 31, 2014, management cautions that the infrastructure of the railroad industry and new proposed regulations pose many challenges to the future development and adoption of our products. Economic and regulatory uncertainty could have a material effect on our current or future business including financial condition and results of operations (see Risks and Uncertainties on Page 19).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2014 the Company had cash on deposit in the amount of $9,895,463, accounts receivable of $2,850,180, prepaid expenses of $58,432 and inventory of $4,161,506 compared to cash on deposit in the amount of $4,462,531, accounts receivable of $1,259,340, prepaid expenses of $71,696 and inventory of $2,139,750 at December 31, 2013.

The working capital position of the Company at December 31, 2014 improved to $12,868,325 which includes $728,554 due to related parties compared to a working capital position of $7,447,170 which includes $284,847 due to related parties at December 31, 2013.

Net assets grew to $16,598,926 at December 31, 2014 compared to $8,797,241 at December 31, 2013. At December 31, 2014 the Company had no interest bearing long-term liabilities or debt.

Kelso’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. Kelso is confident that the demand for its current products and new product offerings will continue to improve revenue gains in future periods. Indicators in the rail industry suggest that the demand for new tank car builds and mandatory retrofit activity will grow steadily during 2014 through 2017 and should provide Kelso with steady growth in sales revenue.

The Company can generate the necessary capital resources required to finance operations by way of the sales of its products; the exercise of warrants and incentive stock options; and the issuance of equity securities through private placements if funding is necessary. The Company received new equity capital in the amount of $4,055,273 from the exercise of warrants and options and subscriptions received during the year ended December 31, 2014.

The Company paid its first dividend in April 2014 in the amount of $0.01 per share resulting in a total cash outlay of $436,450.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 19).

SELECTED QUARTERLY INFORMATION

	3 months	3 months	3 months	3 months
	ended	ended	ended	ended
	Dec 31	Sep 30	Jun 30	Mar 31
	2014	2014	2014	2014
Revenues	$6,751,794	$5,936,597	$5,648,384	$5,480,034
Cost of goods sold	$3,818,211	$3,131,208	$3,018,499	$2,924,566
Gross profit	$2,933,583	$2,805,389	$2,629,885	$2,555,468
Net expenses including non-cash items	$2,171,262	$1,846,350	$1,549,039	$1,331,893
Income (loss) for the quarter	*$762,321	$959,039	$1,080,846	$1,223,575
Basic and diluted earnings (loss) per share	$0.02	$0.02	$0.02	$0.03
Common shares outstanding	45,246,752	44,502,766	44,020,314	43,620,043

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 16 of 24

		*3 months	3 months	3 months	3 months
		ended	ended	Ended	ended
		Dec 31	Sep 30	Jun 30	Mar 31
		2013	2013	2013	2013
Revenues		$4,901,356	$3,555,829	$2,660,140	$2,014,062
Cost of good sold		$2,582,300	$2,128,360	$1,780,317	$1,335,203
Gross profit		$2,319,056	$1,427,469	$879,823	$678,859
Expenses including non-cash items	$	**113,447	$1,416,823	$719,159	$598,887
Income (loss) for the quarter		$2,205,609	$10,646	$160,664	$79,972
Basic and diluted (loss) per share		$0.06	$0.00	$0.00	$0.00
Common shares outstanding		43,020,326	42,357,847	41,415,347	40,989,583

     º * Includes year end audit accruals and/or IFRS adjustments including income related taxes
     º ** includes deferred income tax recovery in the amount of $832,171

At December 31, 2014, and at the date of this report, there are no proposed transactions to disclose.

SELECTED ANNUAL INFORMATION

	Year		Year		4 month		Year
	ended		ended		Year ended		ended
	Dec 31		Dec 31		**Dec 31		August 31
	2014		2013		2012		2012

Revenues	$23,816,809		$13,131,387		$2,830,778		$2,233,807
Cost of goods sold	$12,892,484		$7,826,180		$1,937,607		$1,673,434
Gross profit	$10,924,325		$5,305,207		$893,171		$560,373
Expenses including non cash items and before deferred income tax recovery	$5,173,711		$3,680,742		$882,183		$1,837,200
Deferred income tax recovery	$0.00		$832,171		$0.00		$0.00
Income tax expense	$1,849,316		$0.00		$0.00		$0.00
Net income (loss) for the year	$4,025,781		$2,456,636		$10,988		$(1,276,827)
Number of common shares outstanding	45,246,752		43,020,326		39,990,583		36,659,583
Earnings(Loss) per common share	$0.09		$0.06		$0.00		$(0.04)
Cash	$9,895,463		$4,462,531		$1,421,053		$2,582
Working capital	$12,868,325		$7,447,170		$3,470,762		$1,422,376
Total assets	$20,696,182		$9,283,388		$4,319,482		$2,689,346
Long-term financial liabilities	$0.00		$0.00		$0.00		$0.00
Dividends declared per share	$0.01	$	nil	$	nil	$	nil

** Transition year - The Company changed its fiscal year end to December 31 effective December 31, 2012

OFF BALANCE SHEET TRANSACTIONS

There are currently no off balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL; accounts receivable is classified as loans and receivables; and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 17 of 24

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.
(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $9,895,463 at December 31, 2014 (December 31, 2013 - $4,462,531).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $2,850,180 at December 31, 2014 (December 31, 2013 - $1,259,340). The Company’s concentration of credit risk for accounts receivable at December 31, 2014 with respect to Customer A is $987,819 (December 31, 2013 - $342,650), while Customer B is $ 305,730 (December 31, 2013 - $638,777).

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2014, the Company has $9,895,463 (December 31, 2013 - $4,462,531) of cash to settle current liabilities of $4,097,256 with the following due dates; trade accounts payable of $2,412,302 (December 31, 2013 - $201,300) are due within three months; taxes payable of $975,000 (2013 - $Nil) are due within six months of the year end; management bonus payable of $694,767 (2013 - $269,434) are due within five and one-half months of the year end; and due to related party balances of $15,187 (December 31, 2013 - $15,413) are due on demand.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 18 of 24

As at December 31, 2014 and 2013, the Company had the following assets denominated in CAD (amounts presented in USD):

	Dec 31, 2014	Dec 31, 2013
Net assets	$5,696,267	$3,319,501

Based on the above, assuming all other variables remain constant, a 10% weakening or strengthening of the USD against the CAD would result in approximately $570,000 (December 31, 2013 - $330,000) foreign exchange loss or gain in the consolidated statements of operations.

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions and the continued internal growth of the Company’s operations.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company’s DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings) as at December 31, 2014, and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 19 of 24

Management has evaluated the design of its ICFR as defined in Regulation 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the criteria established in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2014.

In spite of its evaluation, Management does recognize that any controls and procedures no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

“Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail.”

The success of the Company will be dependent on our ability to successfully develop; qualify under current regulations; and protect our technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves (Patent No. 5,855,225) and a one-bolt manway system trademarked the “Kelso Klincher®” (Patent No. US 7,104,722 B2) The Company does not have a patent for its Kelso Tiger Tube™ - Eduction Technology eduction tube technology. The patent for the ETS technology expired several years ago, although the Company does hold manufacturing, sale and technology rights. The Company has also obtained trademarks for its product names, particularly “Kelso Klincher®” (issued on January 29, 2013 under number 4,282,652) and has filed a trademark application for its Kelso Tiger Tube.

In addition, the Company has filed a patent application under a “Non-Publication Request” for its Bottom Outlet Valve design. A “Non-Publication Request” keeps the patent filing private until the patent is issued. Patent applications filed under a “Non-Publication Request” only provide protection in the U.S. and not internationally.

If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected.

Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 20 of 24

“The Company may be unable to secure or maintain regulatory qualifications for its products.”

The Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

“The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.”

Although the Company was profitable and had a positive working capital in the amount of $12,868,325 at December 31, 2014, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

“The Company has a limited operating history and may not be able to achieve its growth objectives.”

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

“New commercial markets for our products may not develop as quickly as anticipated or at all.”

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

“Unforeseen competition could affect our ability to grow our revenues as projected.”

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 21 of 24

“Customer orders that are placed may be cancelled or rescheduled.”

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

“The Company is dependent on a small number of OEM customers.”

Although management is optimistic about the Company’s future as a railroad equipment supplier, the Company is dependent upon the five major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue. In particular, the Company is dependent on two major US corporations as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

“Current products may not perform as well as expected.”

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

“There may be a shortage of parts and raw materials.”

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, its revenues and continued operations.

“Production capacity may not be large enough to handle growth in market demand.”

The Company’s production facilities may not be large enough to handle growing market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

“The Company’s product development efforts may not result in new qualified commercial products.”

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 22 of 24

“The Company may face uninsurable or underinsured risks.”

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

“Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.”

Many of the materials used in our Company’s products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of our products and our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products accordingly. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

“The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.”

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the CEO of Kelso Technologies (U.S.A.) Inc. and Kelso Innovative Solutions Inc. These individuals are under contractual obligations to the Company expiring on December 31, 2016, however if one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 23 of 24

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management being the Chief Executive Officer and Chief Financial Officer, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

		Year ended	Year ended
		Dec 31, 2014	Dec 31, 2013

Management fees		$548,996	$539,958
Management bonus*		$694,767	$269,434
Share-based expense	$	Nil	$340,000

*

The Company has management bonus agreements whereby 10% of the annual net income before taxes and share-based payments is equally distributed to management. The Company is accruing the fee on a quarterly basis.

As at December 31, 2014, amounts due to a related party, which is unsecured and has no interest or specified terms of payments, is $15,187 (2013 - $15,413) for reimbursement of expenses to a director of the Company. These amounts are due on demand. In addition, the Company has accrued a bonus of $694,767, which is not due until May of 2015.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of March 23, 2015 the Company had the following number of securities outstanding:

1)	Common shares issued and outstanding: 45,246,752

2)	Share purchase options outstanding: 2,743,571

3)	Share purchase warrants outstanding: None

SUBSEQUENT EVENTS

There were no subsequent events to report at the date of this MD&A.

OUTLOOK

Kelso continues to advance the growth of its railway business. This trend has been fueled by the economic merits of our AAR approved products. We have become a high quality brand by thoroughly servicing the needs of the railroad industry. This has led to customer confidence and the adoption of our products in larger volumes.

Recently the rail tank car manufacturers (OEM) have announced record backlog orders for new tank cars that will require 2 to 3 years to complete. Kelso is expected to benefit from these new orders as well as the anticipated mandatory retrofit of existing tank cars. The timing of this business will be affected by the approval date of new rail tank car design regulations currently due from the Pipeline and Hazardous Material Safety Administration of the United States (PHMSA) in May 2015.

Originally scheduled for January 2015 the delayed PHMSA regulations are proving problematic to the owners of rail tank cars. Owners require regulatory certainty to determine their final design specifications for their new and existing tank cars. Once tank cars can be ordered by customers that are compliant under the PHMSA guidelines then OEM production and retrofit schedules can be finalized.

Government regulations are a key risk factor in our business development plans. Uncertain regulatory processes make it difficult to measure the impact they may have on our business operations. The current delay by PHMSA or any further delays to finalize the new rules could potentially slow our future business growth.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2014
(Expressed in US Dollars unless otherwise indicated)	Page 24 of 24

There are additional factors that are expected to impact our future business performance. The timing of AAR approvals and subsequent customer adoption of our new products are expected to improve the rates of our revenue growth. A rapid influx of product orders could develop as customers comply with the mandatory retrofit schedules of PHMSA. In addition competitors have entered the market with new product offerings which could capture some of our market share. Kelso may have to adjust its business methods to reduce the impact of competition and to continue to service the increasing demands of our customers.

Our financial health and ability to conduct business remain strong. Working capital has risen steadily and our capital needs are financed from operations. Going forward we have positioned the Company to capitalize on all business opportunities for our products. Our objective is to continue to improve our financial performance, dividends and corporate value on behalf of our shareholders.

Kelso Technologies Inc. James R. Bond,

President and Chief Executive Officer

KELSO TECHNOLOGIES INC.

Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013
(Expressed in US Dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF KELSO TECHNOLOGIES INC.

We have audited the accompanying consolidated financial statements of Kelso Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2014 and 2013, four months ended December 31, 2012 and year ended August 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kelso Technologies Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and 2013, four months ended December 31, 2012 and year ended August 31, 2012, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Accountants

Vancouver, Canada
March 23, 2015

Kelso Technologies Inc.
Consolidated Statements of Financial Position
December 31,
(Expressed in US Dollars)

	2014	2013

Assets
Current
Cash and cash equivalents	$9,895,463	$4,462,531
Accounts receivable	2,850,180	1,259,340
Prepaid expenses	58,432	71,696
Inventory (Note 6)	4,161,506	2,139,750

Total Current Assets	16,965,581	7,933,317
Intangible assets (Note 8)	320,899	175,871
Property, plant and equipment (Note 7)	3,396,922	329,249
Deposit	12,780	12,780
Deferred income tax asset (Note 12)	-	832,171

Total Assets	$20,696,182	$9,283,388

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$3,122,256	$486,147
Income tax payable	975,000	-

Total Liabilities	4,097,256	486,147

Shareholders’ Equity
Capital Stock (Note 9)
Common shares (Note 9 (a))	22,141,417	18,086,144
Subscriptions received (Note 9 (a))	-	16,816
Reserves (Note 9 (b))	2,375,598	2,201,701
Deficit	(7,918,089)	(11,507,420)

Total Shareholders’ Equity	16,598,926	8,797,241

Total Liabilities and Shareholders’ Equity	$20,696,182	$9,283,388

Approved on behalf of the Board:

“Peter Hughes” (signed)
Peter Hughes, Director

“William Troy” (signed”)
William Troy, Director

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

	Capital Stock
	Number		Share
	of shares	Amount	subscriptions	Reserves	Deficit	Total

Balance, August 31, 2011	33,006,283	$13,639,786	$919	$1,347,740	$(12,698,217)	$2,290,228
Exercise of warrants	3,553,300	818,341	(919)	-	-	817,422
Exercise of options	100,000	36,967	-	(13,349)	-	23,618
Share-based payments	-	-	-	71,132	-	71,132
Loss for the year	-	-	-	-	(1,276,827)	(1,276,827)
Balance, August 31, 2012	36,659,583	14,495,094	-	1,405,523	(13,975,044)	1,925,573
Exercise of warrants	1,336,000	472,791	-	-	-	472,791
Private placement for cash	1,995,000	1,197,000	-	-	-	1,197,000
Share issue costs	-	(91,414)	-	-	-	(91,414)
Subscriptions received	-	-	353,846	-	-	353,846
Share-based expense	-	-	-	167,656	-	167,656
Net income for the period	-	-	-	-	10,988	10,988
Balance, December 31, 2012	39,990,583	16,073,471	353,846	1,573,179	(13,964,056)	4,036,440
Exercise of warrants	2,424,814	1,746,846	(353,846)	-	-	1,393,000
Exercise of options	604,929	265,827	-	(115,234)	-	150,593
Subscriptions received	-	-	16,816	-	-	16,816
Share-based expense	-	-	-	743,756	-	743,756
Net income for the year	-	-	-	-	2,456,636	2,456,636
Balance, December 31, 2013	43,020,326	18,086,144	16,816	2,201,701	(11,507,420)	8,797,241
Exercise of warrants	1,431,426	3,340,433	-	-	-	3,340,433
Exercise of options	795,000	714,840	-	(243,504)	-	471,336
Subscriptions received	-	-	(16,816)	-	-	(16,816)
Share-based expense	-	-	-	417,401	-	417,401
Dividends paid	-	-	-	-	(436,450)	(436,450)
Net income for the year	-	-	-	-	4,025,781	4,025,781
Balance, December 31, 2014	45,246,752	$22,141,417	$-	$2,375,598	$(7,918,089)	$16,598,926

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in US Dollars)

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Revenues	$23,816,809	$13,131,387	$2,830,778	$2,233,807
Cost of Goods Sold (Notes 6,7 and 8)	12,892,484	7,826,180	1,937,607	1,673,434

Gross Profit	10,924,325	5,305,207	893,171	560,373

Expenses
Management compensation (Note 10)	1,243,763	809,392	146,727	392,490
Office and administration	1,097,092	635,412	231,360	505,113
Marketing	571,990	371,687	114,845	197,066
Research	440,600	253,308	36,802	155,073
Share-based expense (Note 9 (b))	417,401	743,756	167,656	71,132
Consulting and investor relations	409,271	339,552	74,083	212,601
Unrealized foreign exchange loss	389,801	76,982	2,282	75,587
Travel	290,400	223,019	41,006	100,163
Accounting and legal	225,481	167,929	66,414	97,708
Gain on settlement of debt	-	-	-	(14,764)
Amortization	3,024	3,025	1,008	45,031

	5,088,823	3,624,062	882,183	1,837,200

Income Before the Following	5,835,502	1,681,145	10,988	(1,276,827)
Interest income	39,595	-	-	-
Write-off of property, plant and equipment	-	(56,680)	-	-
Income Before Taxes	5,875,097	1,624,465	10,988	(1,276,827)
Income tax expense (recovery)
Current	1,017,145	-	-	-
Deferred	832,171	(832,171)	-	-
	1,849,316	(832,171)	-	-

Net Income (Loss) and Comprehensive Income (Loss) for the Period	$4,025,781	$2,456,636	$10,988	$(1,276,827)

Basic Earnings (Loss) Per Share (Note 14)	$0.09	$0.06	$0.00	$(0.04)
Diluted Earnings (Loss) Per Share (Note 14)	$0.09	$0.06	$0.00	$(0.04)

Weighted Average Number of Common Shares Outstanding
Basic (Note 14)	44,096,866	41,712,969	38,562,337	34,379,896
Diluted (Note 14)	45,864,879	44,641,647	38,562,337	34,379,896

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012
Operating Activities
Net income (loss)	$4,025,781	$2,456,636	$10,988	$(1,276,827)
Items not involving cash
Deferred income tax (recovery)	832,171	(832,171)	-	-
Amortization	161,408	71,731	15,515	45,031
Write-off of property, plant and equipment	-	56,680	-	-
Gain on settlement of debt	-	-	-	(14,764)
Share-based expense	417,401	743,756	167,656	71,132
Foreign exchange loss (gain)	(512,717)	(138,316)	4,414	960
	4,924,044	2,358,316	198,573	(1,174,468)
Changes in non-cash working capital
Accounts receivable	(1,590,840)	(203,562)	(151,675)	(473,990)
Prepaid expenses and deposit	13,264	28,337	(10,648)	(40,770)
Inventory	(2,011,738)	(946,195)	7,998	(945,294)
Accounts payable and accrued liabilities	2,636,109	203,105	(480,731)	509,600
Income tax payable	975,000	-	-	-
	21,795	(918,315)	(635,056)	(950,454)
Cash Provided by (Used in) Operating Activities	4,945,839	1,440,001	(436,483)	(2,124,922)
Investing Activities
Intangible assets	(180,552)	-	(65,000)	(36,680)
Property, plant and equipment	(3,203,575)	(97,248)	(7,855)	(133,830)
Cash Used in Investing Activities	(3,384,127)	(97,248)	(72,855)	(170,510)
Financing Activities
Issue of and subscription for common shares, net of share issue costs	3,794,953	1,543,593	1,578,377	841,040
Subscriptions received	-	16,816	353,846	-
Dividend paid	(436,450)	-	-	-
Cash Provided by Financing Activities	3,358,503	1,560,409	1,932,223	841,040

Foreign Exchange Effect on Cash	512,717	138,316	(4,414)	(960)
Inflow (Outflow) of Cash and Cash Equivalents	5,432,932	3,041,478	1,418,471	(1,455,352)
Cash and Cash Equivalents, Beginning of Period	4,462,531	1,421,053	2,582	1,457,934
Cash and Cash Equivalents, End of Period	$9,895,463	$4,462,531	$1,421,053	$2,582

Supplemental Cash Flow Information (Note 13)
See notes to consolidated financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the NYSE (“NYSE”) under the trading symbol “KIQ”. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014. The Company’s head office is located at 7773 118A Street, Delta, British Columbia, V4C 6V1.

Effective December 31, 2012, the Company changed its fiscal year-end to December 31.

2.	BASIS OF PREPARATION

	(a)	Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”). These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

	(b)	Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly-owned subsidiaries, Kelso Technologies (USA) Inc. and Kelso Innovative Solutions Inc.; both are Nevada, USA, corporations. Intercompany transactions and balances have been eliminated.

	(c)	Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

	(d)	Significant management judgment and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

2.	BASIS OF PREPARATION Continued

	(d)	Significant management judgment and estimation uncertainty (Continued)

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

		(i)	Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

		(ii)	Functional currency

The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

		(i)	Impairment of long-lived assets

Long-lived assets consist of intangible assets, property, plant and equipment, and deferred product costs. In assessing impairment, management estimates the recoverable amount of each asset or cash-generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. To date, the Company has not recognized any impairment losses of long-lived assets.

		(ii)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

2.	BASIS OF PREPARATION Continued

	(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iii) Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

(iv) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of operations and comprehensive income and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price, expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(v) Allowance account for credit losses

The Company provides for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

	(e)	Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for the year ended December 31, 2014 were approved and authorized for issue by the Board of Directors on March 23, 2015.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

2.	BASIS OF PREPARATION Continued

	(f)	Accounting standards effective during the year

The following new standards have been adopted for the fiscal year beginning January 1, 2014.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

the meaning of “currently has a legally enforceable right of set-off”
the application of simultaneous realization and settlement
the offsetting of collateral amounts
the unit of account for applying the offsetting requirements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique.

The application of these standards has not had a material impact on the results and financial position of the Company.

	(g)	New accounting standards issued but not yet effective

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(g)	New accounting standards issued but not yet effective (Continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

Identify the contract with the customer
Identify the performance obligations in the contract
Determine the transaction price
Allocate the transaction price to the performance obligations in the contracts
Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced. IFRS is applicable to annual periods beginning on or after January 1, 2017. The impact of IFRS 15 on the Company’s consolidated financial statements has not yet been determined.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

	(a)	Cash equivalents

Cash equivalents include short-term liquid investments with maturities of 90 days or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

	(b)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizeable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

	(c)	Intangible assets

The Company’s intangible assets include manway patents, eduction tube line (“ETS”) rights and product development costs with a finite useful life.

The patents are capitalized and amortized on a straight-line basis over their thirteen-year protective term. The rights are capitalized and amortized on a straight-line basis over their two-year useful life.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(c)	Intangible assets (Continued)

Product and technology development costs, which meet the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology. The Company commenced deferring development costs associated with the manway securement systems. The costs are amortized on a straight-line basis over a ten-year period based on the estimated useful life of the product.

	(d)	Amortization

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements are amortized on a straight-line basis over the lease term. Amortization is calculated over the estimated useful life of the property, plant and equipment on a declining-balance basis at the following annual rates:

Building	– 4%
Leasehold improvements	– 20%
Production equipment	– 20%
Vehicles	– 30%

(e)	Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon shipment of the pressure relief valves and/or manway securement systems. Provisions for sales discounts and returns from customers are made at the time of sale.

(f)	Impairment of non-current assets

The Company’s tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash- generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Income taxes

		(i)	Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

		(ii)	Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity’s revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income.

	(h)	Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

		(i)	Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

		(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

		(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

	(j)	Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

	(k)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the share-based payments reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(l)	Financial instruments

		(i)	Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried at fair value with changes in fair value recognized through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Accounts receivable are included in this category of financial assets.

		(ii)	Financial liabilities

The Company classifies its financial liabilities in the following category:

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable is included in this category of financial liability.

Other financial liabilities are classified as current or non-current based on their maturity date.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

4.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally imposed restrictions on the Company’s capital.

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

Credit risk;
Liquidity risk; and
Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and cash equivalents and maximum exposure thereto is $9,895,463 (2013 - $4,462,531).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $2,850,180 (2013 - $1,259,340). The Company’s concentration of credit risk for accounts receivable with respect to Customer A is $987,819 (2013 - $342,650), while Customer B is $305,730 (2013 - $638,777) (note 15). The Company has no balances past due or impaired.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2014, the Company has $9,895,463 (2013 - $4,462,531) of cash and cash equivalents to settle current liabilities of $4,097,256 (2013 - $486,147) with the following due dates: trade accounts payable of $2,412,302 (2013 - $201,300); management bonus payable of $694,767 (2013 - $269,434); taxes payable of $975,000 (2013 - $Nil) and; due to related party balance of $15,187 (2013 - $15,413). All payables are due within a year.

	(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash and cash equivalents consist of cash held in bank accounts and short-term liquid investments that earn interest at variable rates. Due to the short-term nature of these financial instruments, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2014 and 2013, the Company’s had the following assets denominated in CAD (amounts presented in USD):

	December 31,	December 31,
	2014	2013

Cash	$5,750,011	$3,306,557
Accounts payable	53,744	50,000

	$5,696,267	$3,256,557

Based on the above, assuming all other variables remain constant, a 10% weakening or strengthening of the USD against the CAD would result in approximately $570,000 (2013 - $330,000) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

(c) Market risk (Continued)

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

6.	INVENTORY

	December 31,	December 31,
	2014	2013
Finished goods	$1,073,024	$1,211,968
Raw materials and supplies	3,088,482	927,782
	$4,161,506	$2,139,750

Included in cost of goods sold is $10,404,064 (2013 - $6,658,316) of direct material costs recognized as expense.

7.	PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
	Land	Building	improvements	equipment	Vehicles	Total
Cost
Balance,
December 31, 2012	$12,558	$163,092	$32,610	$163,531	$27,674	$399,465
Additions	-	47,569	9,187	39,985	507	97,248
Write-off	-	-	-	(98,375)	-	(98,375)
Balance,
December 31, 2013	12,558	210,661	41,797	105,141	28,181	398,338
Additions	-	2,727,305	1,918	474,352	-	3,203,575
Balance,
December 31, 2014	$12,558	$2,937,966	$43,715	$579,493	$28,181	$3,601,913
Accumulated
Amortization
Balance,
December 31, 2012	$-	$9,891	$9,525	$43,570	$6,504	$69,490
Amortization	-	6,128	4,617	24,198	6,351	41,294
Write-off	-	-	-	(41,695)	-	(41,695)
Balance,
December 31, 2013	-	16,019	14,142	26,073	12,855	69,089
Amortization	-	62,331	5,723	63,248	4,600	135,902
Balance,
December 31, 2014	$-	$78,350	$19,865	$89,321	$17,455	$204,991
Carrying Value
December 31, 2013	$12,558	$194,642	$27,655	$79,068	$15,326	$329,249
December 31, 2014	$12,558	$2,859,616	$23,850	$490,172	$10,726	$3,396,922

Included in cost of goods sold is $125,884 (2013 - $36,206) of amortization related to property, plant and equipment.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

8.	INTANGIBLE ASSETS

			Product
			Development
	Patent	Rights	costs	Total

Cost
Balance, December 31, 2012	$40,840	$65,000	$117,932	$223,772
Additions	-	-	-	-
Balance, December 31, 2013	40,840	65,000	117,932	223,772
Additions	-	-	180,552	180,552
Balance, December 31, 2014	$40,840	$65,000	$298,484	$404,324

Accumulated Amortization
Balance, December 31, 2012	$12,376	$-	$-	$12,376
Amortization	3,025	32,500	-	35,525
Balance, December 31, 2013	15,401	32,500	-	47,901
Amortization	3,024	32,500	-	35,524
Balance, December 31, 2014	$18,425	$65,000	$-	$83,425

Carrying Value
December 31, 2013	$25,439	$32,500	$117,932	$175,871
December 31, 2014	$22,415	$-	$298,484	$320,899

Included in cost of goods sold is $32,500 (2013 - $32,500) of amortization related to rights.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems. During the year ended December 31, 2014, there were revenues from sales of the manway securement systems totaling $151,028 (2013 - $Nil). The Company also holds a number of other patents, which have been fully amortized as at December 31, 2014.

On November 28, 2012, the Company signed an agreement to acquire all proprietary manufacturing rights to an ETS for $65,000. The vendor entered into a consulting agreement with the Company for a period of twenty-four months for a fee of $6,500 per month. The Company is obligated to pay a 7% royalty from sales on all ETS sold over the duration of the consulting contract. During the year ended December 31, 2014, there were revenues of $46,098 (2013 - $64,975) from the sales of the ETS.

9.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares

Unlimited common shares without par value

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

Issued:

	(a)	Common shares

During the year ended December 31, 2014, the Company issued:

(i)

795,000 shares pursuant to the exercise of 795,000 share purchase options for proceeds of $471,336, of which $12,816 was received during the year ended December 31, 2013. Fair value previously recognized on options exercised of $243,504 was reclassified from reserves to capital stock.

(ii) 1,431,426 shares pursuant to the exercise of share purchase warrants for proceeds of $3,340,433, of which $4,000 was received during the year ended December 31, 2013.

During the year ended December 31, 2013, the Company issued:

(i)

2,424,814 shares pursuant to the exercise of share purchase warrants for proceeds of $1,746,846, of which $353,846 relating to the exercise of 999,000 warrants was raised during the year ended December 31, 2012.

(ii)

604,929 shares pursuant to the exercise of 604,929 share purchase options for proceeds of $150,593. Fair value previously recognized on options exercised of $115,234 was reclassified from reserves to capital stock.

(iii) In addition, the Company received share subscriptions for the exercise of an additional 5,000 warrants and 19,717 options for gross proceeds of $16,816.

	(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise		Year Ended				Year Ended
Price	Expiry	December 31,				December 31,
(CAD)	Date	2013	Granted	Exercised	Expired	2014

$ 0.55	February 9, 2014	150,000	-	150,000	-	-
$ 0.65	November 25, 2014	150,000	-	150,000	-	-
$ 0.24	June 2, 2015	530,000	-	-	-	530,000
$ 0.24	October 4, 2015	300,000	-	200,000	-	100,000
$ 0.58	July 22, 2016	400,000	-	35,000	-	365,000
$ 0.58	August 25, 2016	100,000	-	-	-	100,000
$ 1.45 (USD)	March 31, 2017	870,000	-	100,000	-	770,000
$ 0.65 (USD)	October 30, 2017	310,000	-	160,000	-	150,000
$ 6.25 (USD)	July 7, 2019	-	100,000	-	-	100,000
$ 0.70	October 7, 2019	28,571	-	-	-	28,571
$ 6.85	November 14, 2019	-	100,000	-	-	100,000

Total outstanding		2,838,571	200,000	795,000	-	2,243,571

Total exercisable		2,838,571	-	-	-	2,243,571

Exercise		Year Ended				Year Ended
Price	Expiry	December 31,				December 31,
(CAD)	Date	2012	Granted	Exercised	Expired	2013

$ 0.70	May 26, 2013	10,929	-		10,929	-
$ 0.24	December 7, 2013	250,000	-	250,000	-	-
$ 0.55	February 9, 2014	150,000	-		-	150,000
$ 0.65	November 25, 2014	150,000	-		-	150,000
$ 0.24	June 2, 2015	600,000	-	70,000	-	530,000
$ 0.24	October 4, 2015	554,000	-	254,000	-	300,000
$ 0.58	July 22, 2016	420,000	-	20,000	-	400,000
$ 0.58	August 25, 2016	100,000	-	-	-	100,000
$ 1.45 (USD)	March 31, 2017	-	870,000	-	-	870,000
$ 0.65 (USD)	October 30, 2017	310,000	-	-	-	310,000
$ 0.70	October 7, 2019	28,571	-	-	-	28,571

Total outstanding		2,573,500	870,000	594,000	10,929	2,838,571

Total exercisable		2,573,500	-	-	-	2,838,571

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

A summary of the Company’s stock options as at December 31, 2014, December 31, 2013, December 31, 2012 and August 31, 2012 and changes for the periods then ended are as follows:

		Weighted
		Average Exercise
	Number	Price (CAD)
Outstanding, August 31, 2012	2,321,713	$0.38
Granted	310,000	$0.65
Expired	(58,213)	$0.70
Outstanding, December 31, 2012	2,573,500	$0.41
Granted	870,000	$1.45	(USD)
Exercised	(604,929)	$0.26
Outstanding, December 31, 2013	2,838,571	$0.78
Granted	100,000	$6.25	(USD)
Granted	100,000	$6.85
Exercised	(795,000)	$0.69
Outstanding, December 31, 2014	2,243,571	$1.49

The weighted average contractual life for the remaining options at December 31, 2014 is 1.9 (December 31, 2013 - 2.43; December 31, 2012 - 2.8; August 31, 2012 - 2.8) years.

Share-based expense

Share-based expense of $417,401 (year ended - December 31, 2013 - $743,756, four months ended December 31, 2012 - $167,656, year ended August 31, 2012 - $71,132) was recognized in the year ended December 31, 2014 and 2013 for stock options granted. Stock options granted vested immediately on grant date.

The fair value of stock options is determined using the Black-Scholes option pricing model with assumptions as follows:

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Risk-free interest rate (average)	1.09%	1.62%	1.09%	1.09%
Estimated volatility (average)	154%	88%	154%	115%
Expected life in years	5	3.65	5	2.35
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%	0.00%	0.00%
Grant date fair value per option	$2.08	$0.85	$0.54	$0.39

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

	(c)	Share purchase warrants

As at December 31, 2014 and 2013, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Exercise		Outstanding				Outstanding
Price	Expiry	December 31,				December 31,
(CAD)	Date	2013	Issued	Exercised	Expired	2014

(USD) $ 0.80	September 18, 2014	876,665	-	876,665	-	-
$ 5.25	October 31, 2014	754,050	-	554,761	199,289	-

		1,630,715	-	1,431,426	199,289	-

Exercise		Outstanding				Outstanding
Price	Expiry	December 31,				December 31,
(CAD)	Date	2012	Issued	Exercised	Expired	2013

$ 5.25	October 31, 2014	1,059,029	-	304,979	-	754,050
(USD)$ 0.80	September 18,2014	997,500	-	120,835	-	876,665
$ 0.70	July 25, 2013	1,000,000	-	1,000,000	-	-

		3,056,529	-	1,425,814	-	1,630,715

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer and Chief Financial Officer, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Management compensation	$548,996	$539,958	$146,727	$392,490
Management bonus*	$694,767	$269,434	$-	$-
Share-based expense**	$-	$340,000	$-	$17,071

*	The Company has management bonus agreements whereby 10% of the annual income before taxes and share-based expense is equally distributed to management.
**	Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

10.	RELATED PARTY TRANSACTIONS (Continued)

As at December 31, 2014, amounts due to a related party, which is unsecured and has no interest or specified terms of payments, is $709,954 (2013 - $284,847) consisting of $694,767 (2013 - $269,434) for management bonus payable and $15,187 (2013 - $15,413) for reimbursement of expenses to a director of the Company.

11.	COMMITMENTS

The Company is committed to making the following payments for base rent on its office in Downers Grove, Illinois:

2015	$26,640
2016	27,390
2017	28,140
2018 and thereafter	28,890

$111,060

The rent expense in the consolidated statements of operation and comprehensive income (loss) for the year ended December 31, 2014 amounted to $128,807 (December 31, 2013 - $194,986).

12.	INCOME TAXES

The Company has approximately $14,000 in non-capital losses in the US that may be applied against future taxable income (expiring in 2025 or later).

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2014 and 2013 are as follows:

	December 31,	December 31,
	2014	2013

Deferred income tax assets
Non-capital losses carried forward
Canada	$-	$830,235
Excess of undepreciated capital cost over carrying value of property, plant and equipment	-	2,979
Share issue costs	-	38,485
Total deferred income tax assets		871,699

Deferred income tax liabilities
Deferred product costs	-	(30,662)
Cumulative eligible capital	-	(8,866)
Total deferred income tax liabilities	-	(39,528)

Net deferred income tax assets	$-	$832,171

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% (2013 - 25.75%) to income (loss) before income taxes.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

12.	INCOME TAXES (Continued)

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Income before income taxes	$5,875,097	$1,624,465	$10,988	$(1,276,827)
Statutory income tax rate	26.00%	25.75%	25.00%	26.50%

Income tax (benefit) liability computed at statutory tax rate	1,527,525	418,300	2,747	(338,359)
Items not deductible for income tax purposes	73,264	191,517	41,914	18,850
Change in timing differences	77,135	(82,645)	(17,980)	22,455
Impact on foreign exchange on tax assets and liabilities	64,909	116,104	17,471	8,476
Effect of change in tax rate	-	(47,315)	-	17,615
Unused tax losses and tax offsets not recognized	-	(1,428,132)	(44,152)	270,963
Income tax expense	1,742,833	(832,171)	-	-
Texas margin tax	106,483	-	-	-

Income tax expense	$1,849,319	$(832,171)	$-	$-

Effective April 1, 2013, the British Columbia corporate tax rate increased from 10.00% to 11.00%, while the federal rate remained unchanged at 15.00% . The overall increase in tax rates has resulted in an increase in the Company's statutory tax rate from 25.00% to 25.75% .

13.	SUPPLEMENTAL CASH FLOW INFORMATION

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Non-cash financing activities	$-	$-	$-	$-
Amortization allocated to cost of goods sold	$158,384	$68,706	$14,507	$-
Amortization allocated to inventory	$10,018	$5,088	$-	$2,792
Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

13.	SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Cash and Cash Equivalents is comprised of:
Cash	$6,025,463	$1,641,931	$1,421,053	$2,582
Guaranteed investment certificates	3,870,000	2,820,600	-	-

	$9,895,463	$4,462,531	$1,421,053	$2,582

14.	EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the relevant periods is based on the following:

			Four months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	August 31,
	2014	2013	2012	2012

Net income and comprehensive income for the year	$4,025,781	$2,456,636	$10,988	$(1,276,827)

Basic weighted average number of common shares outstanding	44,094,866	41,712,969	38,562,337	34,379,896
Effect of dilutive securities:
Options	1,770,013	2,170,120	-	-
Warrants	-	758,558	-	-
Diluted weighted average number of common shares outstanding	45,864,879	44,641,647	38,562,337	34,379,896

Basic earnings per share	$0.09	$0.06	$0.00	$(0.04)
Diluted earnings per share	$0.09	$0.06	$0.00	$(0.04)

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2014 and December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012
(Expressed in US Dollars)

15.	SIGNFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s annual revenues:

	Year ended	Year ended
	December 31,	December 31,
	2014	2013

Customer A	$14,997,197	$8,782,478
Customer B	$3,180,348	$3,409,289

Both Customers A and B are major US corporations, who have displayed a pattern of consistent timely payment of accounts owing.

16.	EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2014 amounted to $3,608,356 (2013 - $2,908,972).

17.	SEGMENTED INFORMATION

The Company operates primarily in one business segment, the design, production and distribution of various proprietary pressure relief valves, with operations located in the United States.

CORPORATE DIRECTORY

OFFICERS	LEGAL COUNSEL
James R. Bond	Clark Wilson, LLP
President	Vancouver, British Columbia
Chief Executive Officer	Canada
Richard Lee
Chief Financial Officer	CORPORATE OFFICE
Neil Gambow	7773 – 118A Street
Chief Operating Officer	Vancouver, British Columbia
Anthony J. Andrukaitis	Canada V4C 6V1
Executive Vice President	www.kelsotech.com
Business Development
Kathy Love	REGISTERED OFFICE
Corporate Secretary	Clark Wilson, LLP
#900 – 885 West Georgia Street
DIRECTORS	Vancouver, British Columbia
James R. Bond	Canada V6C 3H1
William Troy
Audit Committee	RECORDS OFFICE
Compensation Committee	Clark Wilson, LLP
Corporate Governance and	#900 – 885 West Georgia Street
Nominating Committee	Vancouver, British Columbia
Neil Gambow	Canada V6C 3H1
Peter Hughes
Audit Committee	REGISTRAR AND TRANSFER AGENT
Compensation Committee	Computershare Investor Services
Corporate Governance and	Toronto, Ontario and Vancouver British
Nominating Committee	Columbia Canada
Anthony J. Andrukaitis	Computershare Trust Company
Compensation Committee	Denver, Colorado USA
Corporate Governance and
Nominating Committee	SHARE LISTING
Phil Dyer	Toronto Stock Exchange:
Audit Committee	Symbol: KLS
NYSE Markets Exchange:
AUDITORS	Symbol: KIQ
Smythe Ratcliffe LLP,	CUSIP No.: 48826D201
#700 – 355 Burrard Street	ISIN: CA48826D2014
Vancouver, British Columbia
Canada V6C 2G8